                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of June, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                Form 20-F   X                     Form 40-F ____
                          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                Yes: ____                       No:   X
                                                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          API ELECTRONICS GROUP INC.
                                          (Formerly Investorlinks.com Inc.)

Date:    June 6, 2002                By:  /Jason DeZwirek/
         ------------                     ---------------------------------
                                          Jason DeZwirek, Chairman of the Board,
                                          Executive V.P., Secretary and Director

            API ELECTRONICS RECEIVES CAPITAL INJECTION OF US $448,249
            ---------------------------------------------------------

NEW YORK, May 31, 2002 -- API Electronics Group Inc. (OTCBB: APIEF) announced today that recent financing activities have yielded net proceeds to the company of US $448,249, all of which will be reflected in the company's fourth quarter reporting period, ending May 31, 2002. This brings total capital injections for Q4 FY02 to US $1,348,249.

The proceeds are being directed towards the company's acquisition activities and for general working capital.

As the leading provider of custom replacement parts, API Electronics Group
Inc. is meeting critical demands for extremely high-quality semiconductors and microelectronic circuits with precisely defined functional capabilities. API has been providing top of the line components for military, aerospace, and commercial markets for over 20 years. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems, and numerous other top technology-based firms around the world.

API's operations originate from its wholly-owned, state-of- the-art, 15,000-sq-ft technology and manufacturing facility in Hauppauge, New York. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about API Electronics, please visit the company's website at www.apielectronics.com.

FOR FURTHER INFORMATION:
Primoris Group
Corporate Communications
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

             API ELECTRONICS COMPLETES ACQUISITION OF FILTRAN GROUP

NEW YORK, June 3, 2002 -- API Electronics Group Inc. (OTCBB: APIEF) today announced it has completed its acquisition of the privately-held Filtran Group. The acquisition, which immediately increases API's revenues by over 100%, closed on the final day of the company's fiscal year-end, May 31, 2002. The transaction, associated increase in assets and increase in shareholder equity will be reflected in API's FY02 reporting period.

In the US $3-million all cash deal, API purchased all of the issued and outstanding shares of the Filtran Group, thereby acquiring its contracts, workforce, real estate and facilities as outlined in the terms of the agreement. Filtran has projected revenues in excess of US $4-million for its fiscal year, to have ended August 31, 2002.

Comprised of Filtran Inc. of Ogdensburg, New York; Filtran Ltd. of Nepean, Ontario, Canada; and Canadian Dataplex Ltd., also of Nepean, Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. The company also has manufacturing capabilities in China and a distribution center in Britain. In business since 1969, Filtran offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries.

"The Filtran Group has an impressive global list of customers - including General Dynamics, Mitel, British Telecom and Siemens - as well as decades of unparalleled engineering experience and expertise," said Tom Mills, President and COO of API Electronics. "Now that Filtran has joined the API family, we have the opportunity to further expand our product offerings for current and potential customers. Our enhanced product line includes transformers, inductors, filters, power supplies and power conversion equipment, including DC-to-DC converters, DC-to-AC inverters, Off-Line Switch Mode power supplies and Linear power supplies. As well, the acquisition enables us to broaden each company's customer base by cross selling into existing accounts. In addition, our wholly owned manufacturing space has increased to 48,500 square feet."

The Filtran Group, which will continue to operate under existing company names, is now a wholly owned subsidiary of API Electronics Group Inc. The founder and former President of Filtran, Philip White, will continue to play an important role in Filtran's future.

"Filtran's employees will be an excellent resource as API moves forward with its aggressive growth strategy," said White. "The acquisition adds additional engineering strength to the already substantial technical abilities of the API Electronics team and increases API's total employee population to approximately
195. The synergies between our employee groups are extremely important for internal growth and the company and its customers will recognize significant benefits from these synergies."

Filtran is an ISO 9001 Registered Company and is committed to the highest standards of quality management and quality control. Always striving for improved production standards, Filtran is aiming for a product target of plus or minus six sigma. Currently, the company has achieved plus or minus four sigma, meaning that Filtran parts have a process quality rating of more than 99.99 percent.

"The Filtran acquisition further validates API's aggressive growth strategy and shows how API continues to deliver significant results for its clients and its shareholders," said Mills.

API is continuing to investigate additional acquisition targets and is actively involved in exploratory discussions with several companies.

ABOUT API ELECTRONICS:

API Electronics Group Inc. is a leading designer and manufacturer of superior quality electronic components and microelectronic circuits with precisely defined functional capabilities. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems and numerous other top technology-based firms around the world. API has been providing top of the line components for military, aerospace, medical and commercial markets for more than 20 years.

The Filtran Group, a wholly owned subsidiary of API Electronics Group Inc., provides parts for numerous global producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. Filtran Group is comprised of Filtran Inc. of Ogdensburg, New York; Filtran Ltd. of Nepean, Ontario, Canada; and Canadian Dataplex Ltd., also of Nepean. The company also has manufacturing capabilities in China and a distribution center in Britain. Filtran is an ISO 9001 Registered Company.

API owns state-of-the-art manufacturing and technology centers in Hauppauge, New York and Nepean, Ontario, Canada, totaling 48,500 square feet. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

Primoris Group
Corporate Communications
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange

Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT


1.       Reporting Issuer:

         API Electronics Group Inc.
         505 University Avenue
         Suite 1400
         Toronto, Ontario
         M5G 1X3

2.       Date of Material Change:

         May 31, 2002

3.       Publication of Material Change:

         Press Releases issued May 31, 2002 and June 3, 2002

4.       Summary of Material Change:

         API Electronics Group Inc. ("API") announced that it has completed a financing with certain arm's length investors as further described in Schedule "A" (attached).

         Additionally, API announces its acquisition of the privately-held Filtran Group ("Filtran"). Filtran has manufacturing operations in the United States and Canada and is expected to deliver revenues of approximately US$4 million for the fiscal year ending August 31, 2002 and is further described in Schedule "B" (attached).

5.       Full Description of Material Change:

         As in No. 4 above.

6.       Senior Officer:

         Jason DeZwirek
         Chairman
         Telephone: 416-593-3000

         I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

         Signed at Toronto, Ontario this 5/th/ day of June, 2002.

                                            "Jason DeZwirek"

                                            ------------------------------------
                                            Jason DeZwirek, Chairman
                                            API Electronics Group Inc.


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                  SCHEDULE "A"

            API ELECTRONICS RECEIVES CAPITAL INJECTION OF US $448,249

NEW YORK, May 31, 2002 -- API Electronics Group Inc. (OTCBB: APIEF) announced today that recent financing activities have yielded net proceeds to the company of US $448,249, all of which will be reflected in the company's fourth quarter reporting period, ending May 31, 2002. This brings total capital injections for Q4 FY02 to US $1,348,249.

The proceeds are being directed towards the company's acquisition activities and for general working capital.

As the leading provider of custom replacement parts, API Electronics Group Inc. is meeting critical demands for extremely high-quality semiconductors and microelectronic circuits with precisely defined functional capabilities. API has been providing top of the line components for military, aerospace, and commercial markets for over 20 years. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems, and numerous other top technology-based firms around the world.

API's operations originate from its wholly-owned, state-of- the-art, 15,000-sq-ft technology and manufacturing facility in Hauppauge, New York. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about API Electronics, please visit the company's website at www.apielectronics.com.

FOR FURTHER INFORMATION:
Primoris Group
Corporate Communications
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                                  SCHEDULE "B"

             API ELECTRONICS COMPLETES ACQUISITION OF FILTRAN GROUP

NEW YORK, June 3, 2002 -- API Electronics Group Inc. (OTCBB: APIEF) today announced it has completed its acquisition of the privately-held Filtran Group. The acquisition, which immediately increases API's revenues by over 100%, closed on the final day of the company's fiscal year-end, May 31, 2002. The transaction, associated increase in assets and increase in shareholder equity will be reflected in API's FY02 reporting period.

In the US $3-million all cash deal, API purchased all of the issued and outstanding shares of the Filtran Group, thereby acquiring its contracts, workforce, real estate and facilities as outlined in the terms of the agreement. Filtran has projected revenues in excess of US $4-million for its fiscal year, to have ended August 31, 2002.

Comprised of Filtran Inc. of Ogdensburg, New York; Filtran Ltd. of Nepean, Ontario, Canada; and Canadian Dataplex Ltd., also of Nepean, Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. The company also has manufacturing capabilities in China and a distribution center in Britain. In business since 1969, Filtran offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries.

"The Filtran Group has an impressive global list of customers - including General Dynamics, Mitel, British Telecom and Siemens - as well as decades of unparalleled engineering experience and expertise," said Tom Mills, President and COO of API Electronics. "Now that Filtran has joined the API family, we have the opportunity to further expand our product offerings for current and potential customers. Our enhanced product line includes transformers, inductors, filters, power supplies and power conversion equipment, including DC-to-DC converters, DC-to-AC inverters, Off-Line Switch Mode power supplies and Linear power supplies. As well, the acquisition enables us to broaden each company's customer base by cross selling into existing accounts. In addition, our wholly owned manufacturing space has increased to 48,500 square feet."

The Filtran Group, which will continue to operate under existing company names, is now a wholly owned subsidiary of API Electronics Group Inc. The founder and former President of Filtran, Philip White, will continue to play an important role in Filtran's future.

"Filtran's employees will be an excellent resource as API moves forward with its aggressive growth strategy," said White. "The acquisition adds additional engineering strength to the already substantial technical abilities of the API Electronics team and increases API's total employee population to approximately
195. The synergies between our employee groups are extremely important for internal growth and the company and its customers will recognize significant benefits from these synergies."

Filtran is an ISO 9001 Registered Company and is committed to the highest standards of quality management and quality control. Always striving for improved production standards, Filtran is aiming for a product target of plus or minus six sigma. Currently, the company has achieved plus or minus four sigma, meaning that Filtran parts have a process quality rating of more than 99.99 percent.

"The Filtran acquisition further validates API's aggressive growth strategy and shows how API continues to deliver significant results for its clients and its shareholders," said Mills.

API is continuing to investigate additional acquisition targets and is actively involved in exploratory discussions with several companies.

ABOUT API ELECTRONICS:

API Electronics Group Inc. is a leading designer and manufacturer of superior quality electronic components and microelectronic circuits with precisely defined functional capabilities. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems and numerous other top technology-based firms around the world. API has been providing top of the line components for military, aerospace, medical and commercial markets for more than 20 years.

The Filtran Group, a wholly owned subsidiary of API Electronics Group Inc., provides parts for numerous global producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. Filtran Group is comprised of Filtran Inc. of Ogdensburg, New York; Filtran Ltd. of Nepean, Ontario, Canada; and Canadian Dataplex Ltd., also of Nepean. The company also has manufacturing capabilities in China and a distribution center in Britain. Filtran is an ISO 9001 Registered Company.

API owns state-of-the-art manufacturing and technology centers in Hauppauge, New York and Nepean, Ontario, Canada, totalling 48,500 square feet. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

Primoris Group
Corporate Communications
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                                     - 30 -